

Mail Stop 3561

January 11, 2010

Mr. Mark W. Oppegard
Chief Executive Officer
NBC Acquisition Corp. and Nebraska Book Company, Inc.
4700 South 19th Street
Lincoln, Nebraska 68501-0529

      Re: **NBC Acquisition Corp.**
              Nebraska Book Company, Inc.
              Forms 10-K for Fiscal Year Ended March 31, 2009
              Filed June 25, 2009
              Forms 10-Q for Fiscal Quarter Ended September 30, 2009
              Filed November 12, 2009
              File Nos. 333-48225 and 333-48221

Dear Mr. Oppegard:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  William H. Thompson
                  Accounting Branch Chief